June 26, 2019

Timothy Foufas
Chief Executive Officer
MTRON Systems Acquisition Corp.
2525 Shader Road
Orlando Florida 32804

       Re: MTRON Systems Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed May 30, 2019
           CIK No. 0001777946

Dear Mr. Foufas:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General, page i

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Calculation of Registration Fee Table, page ii

2. Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.
 Timothy Foufas
FirstName LastNameTimothy Foufas
MTRON Systems Acquisition Corp.
Comapany NameMTRON Systems Acquisition Corp.
June 26, 2019
June 26, 2019 Page 2
Page 2
FirstName LastName
3. We note that in the table you disclose the units consist of one share of Class A common stock and one-half of one redeemable warrant and one-half of one warrant. However, in
         The Offering section you disclose that each unit consists of one share of Class A common stock and one-half of one redeemable warrant and in the "Units", "Description of
         Securities" section on page 92 that each unit consists of one share of Class A common stock and one-half of one warrant. Please revise to make your disclosures consistent throughout the registration statement.
The Offering
Founder Shares, page 9

4. We note disclosure that indicates that your sponsor transferred founder shares to each of your independent directors at the same purchase price paid by your sponsor. Please revise your disclosure to name the directors that received the transferred shares, the amount of shares transferred to each director and the exemption relied upon for the transfer. Please make similar revisions to your disclosure in your related party transaction section and to
         Item 15 in Part II.
5. You disclose here that your sponsor subsequently transferred founder shares. However, you disclose on page 10 that your initial stockholders have agreed not to transfer, assign or sell any of their founder shares. Please make your disclosure consistent.
         Also, disclosure on page 88 indicates that permitted transferees must enter into a written agreement agreeing to be bound by transfer restrictions and the other restrictions contained in letter agreements. Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in written agreements and, if so, file such agreements or provide the basis for not filing such agreements.
Risk Factors
Our warrants may have an adverse effect . . ., page 45

6. We note disclosure that if your sponsor, officers, directors or their affiliates make any working capital loans, they may convert those loans into up to an additional 1,500,000 private placement warrants, at the price of $1 per warrant. Please clarify how the issuance of warrants under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by such officers and directors and the impact on the ability of such officers and directors to exercise control with respect to the company.
Use of Proceeds, page 53

7. We note that underwriting commissions represent 2% of gross proceeds from units offered to the public and both columns presented include $2.5 million of these commissions. It is not clear why the underwriting commissions amounts do not increase if the option is exercised in full which would results in additional gross proceeds. Please advise or revise as necessary.
 Timothy Foufas
MTRON Systems Acquisition Corp.
June 26, 2019
Page 3
Capitalization, page 59

8. We note from your disclosure on page 18 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders and Board of Directors after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3(f )of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.
9. Please clearly explain in the notes how you have arrived at each as adjusted amount.
Description of Securities
Exclusive Forum Selection, page 100

10. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
       You may contact Nudrat Salik (Staff Accountant) at (202) 551-3692 or Al Pavot (Staff
Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                                Sincerely,
FirstName LastNameTimothy Foufas
                                                                Division of
Corporation Finance
Comapany NameMTRON Systems Acquisition Corp.
                                                                Office of
Manufacturing and
June 26, 2019 Page 3                                            Construction
FirstName LastName